BAKER & McKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2005 OCT 26 P 3:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012092

FILE NO. 82-4750

October 5, 2005

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Reduction of Capital of Parent Company (dated September 12, 2005)

Yours truly,

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

Hitoshi Sumiya

Encl.
cc: Q.P. Corporation
The Bank of New York

10/27

File No. 82-4750

(Translation)

September 12, 2005

Dear Sirs:

Name of the Company: Q.P. Corporation
Representative: Yutaka Suzuki
(Code No. 2809; The first section of Tokyo Stock Exchange)
Person to contact: Katsuhiko Sasaki
Director and General Manager,
Division of Administration
TEL 03-3486-3331

Notice of Reduction of Capital of Parent Company

Notice is hereby given that Nakashimato Co., Ltd. (Head office: Shibuya-ku, Tokyo, President and Representative Director: Yuichi Nakashima) (the "Company"), the parent company of Q.P. Corporation, at the meeting of its board of directors held on September 12, 2005, resolved that the Company would submit a proposition for the reduction of capital to its extraordinary general meeting of shareholders to be convened on October 7, 2005, as described below:

Description

1. Purpose of the reduction of capital:

   The reduction of capital is principally intended to ensure profits available for dividends in the future.

2. Outline of the reduction of capital:

   (1) Amount of capital to be reduced:

   The Company plans to reduce the amount of capital of ¥119,000,000 by ¥69,000,000 to ¥50,000,000.

   (2) Method of the reduction of capital:

   The Company plans not to reduce the total number of issued shares by consolidation of shares but to reduce only the amount of capital without compensation.

3. Schedule of the reduction of capital (expected):

   (1) Date of resolution of the board of directors: September 12, 2005 (Monday)

   (2) Date of resolution of an extraordinary general meeting of shareholders: October 7, 2005 (Friday)

(3) Date of expiration of the period for receiving objections from creditors: November 15, 2005 (Tuesday)

(4) Effective date of the reduction of capital: November 16, 2005 (Wednesday)

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